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                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
FORM 4
/X/   Check this box if no longer
      subject to Section 16.  Form 4
      or Form 5 obligations may
      continue.  See Instruction 1(b).

            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person*

    Northwest Airlines Corporation
    (Last)                 (First)              (Middle)

    2700 Lone Oak Parkway
                          (Street)

    Eagan, Minnesota 55121
    (City)                 (State)                 (Zip)

2.  Issuer Name and Ticker or Trading Symbol

    Continental Airlines, Inc. (CAL)

3.  IRS Identification Number of Reporting Person, if an entity
    (Voluntary)

4.  Statement for Month/Year

    January 2001

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

          Director                        X   10% Owner
    -----                               -----
          Officer (give title below)          Other (specify below)
    -----                               -----

7.  Individual or Joint/Group Filing (Check Applicable Line)


    --------  Form filed by One Reporting Person

        x
    --------  Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, disposed of, or Beneficially Owned

1.  Title of Security (Instr. 3)


2.  Transaction Date (Month/Day/Year)


3.  Transaction Code (Instr. 8)

            Code    V

4.  Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4 and 5)

                           (A) or
              Amount       (D)           Price

5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)



6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)


7.  Nature of Indirect Beneficial Ownership (Instr. 4)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instructions 4(b)(v).

   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                              (Over)
                                                     SEC 1474 (3-99)

           Table II -- Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned
                       (e.g., puts, calls, warrants, options,
                       convertible securities)

1.  Title of Derivative Security (Instr. 3)

    Class A Common Stock

2.  Conversion or Exercise Price of Derivative Security

    1 - for - 1

3.  Transaction Date (Month/Day/Year)

    1/22/01

4.  Transaction Code (Instr. 8)
    Code     V
     S


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)
    (D)  6,685,279(1)


6.  Date Exercisable and Expiration Date
    (Month/Day/Year)
    Date Exercisable   At any time
    Expiration Date    None


7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)
    Title   Class B Common Stock
    Amount or Number of Shares   6,685,279


8. Price of Derivative Security (Instr. 5)

   $67.31

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    -0-

10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)


11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)

Explanation of Responses:

(1) Pursuant to agreements entered into as of November 15, 2000, the Issuer repurchased 584,985 shares of Class A Common Stock from Northwest
    Airlines Corporation ("Northwest") and 6,100,294 shares of Class A Common Stock from Northwest Airlines Holdings Corporation ("Holdings"), a direct wholly owned subsidiary of Northwest, on January 22, 2001. Prior to the reported sale on January 22, 2001, the 8,661,224 shares of Class A Common Stock held in the voting trust created pursuant to the Voting Trust Agreement, dated as of November 20, 1998 (the "Voting Agreement"), among Continental, Northwest, Holdings, and Wilmington Trust Company, a Delaware banking corporation, were distributed to the beneficiaries of the voting trust as follows: 982,702 shares of Class A Common Stock were distributed to Holdings and 7,678,522 shares of Class A Common Stock were distributed to Air Partners, L.P., a Texas limited partnership, of which Northwest and Holdings were the sole partners. The voting trust and the Voting Trust Agreement terminated as of January 22, 2001. Immediately following the termination of the voting trust and the Voting Trust Agreement and prior to the reported sale, Air Partners, L.P. liquidated and distributed the 7,678,522 shares of Class A Common Stock to Northwest and Holdings.

Pursuant to Rule 16a-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons herein states that this filing shall not be deemed an admission that he or it is the beneficial owner of any of the securities covered by this Statement.


    Northwest Airlines Corporation

    By:  /s/ Douglas M. Steenland                        February 9, 2001
         --------------------------                      ----------------
         Douglas M. Steenland                                   Date
           Executive Vice President
           and Chief Corporate Officer


    Northwest Airlines Holdings Corporation

    By:  /s/ Douglas M. Steenland                        February 9, 2001
         --------------------------                      ----------------
         Douglas M. Steenland                                   Date
           Executive Vice President
           and Chief Corporate Officer

**  Intentional misstatements or omissions of facts constitute
    Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                          ATTACHMENT A TO FORM 4

Names and Addresses of Reporting Persons
----------------------------------------

Northwest Airlines Corporation
2700 Lone Oak Parkway
Eagan, Minnesota  55121

Northwest Airlines Holdings Corporation
2700 Lone Oak Parkway
Eagan, Minnesota  55121
                                                   SEC 1474(3-99)